December 20, 2011

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Re:	Tower Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 0-50990

Dear Mr. Rosenberg:

The purpose of this letter is to respond to your letter dated December 13, 2011. For your convenience, we set forth in this letter the comment from your letter in bold typeface and include the Company’s response below to such comment.

Notes to Consolidated Financial Statements

Note 17 – Contingencies

Legal Proceedings, page F-46

1.	You have disclosed legal proceedings and have stated that the Company is unable to assess the likelihood of any particular outcome. We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic reports for all legal proceedings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.

Company response:

The Company did not accrue for the legal contingencies disclosed on page F-46 of the December 31, 2010 Form 10-K because management did not believe it was probable that a loss had been incurred. The statement disclosing “the Company is unable to assess the likelihood of any particular outcome” was intended to acknowledge the Company was unable to estimate a possible loss or range of loss.

Assuming the facts underlying such disputes remain unchanged from the facts that existed at year end 2010, we would propose revising the legal and contingency disclosures to be included in future periodic reports, beginning with the December 31, 2011 Form 10-K, to meet the requirements of ASC 450-20-50-3 and 50-4 with the following language:

“The Company is unable to estimate a possible loss or range of loss.”

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120 Broadway, 31st Floor New York, NY 10271-3199

MAIN: 212.655.2000 FAX: 212.655.8274

In response to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you for your consideration of this response. If you have any further questions or comments, please contact me at (212) 655-2000.

Very truly yours,

/s/ William E. Hitselberger
Executive Vice President and Chief Financial Officer